Atlan Media Inc.

Level 19, 1 O'Connell Street

NSW Sydney, 2000, Australia

July 27, 2016

Mara L. Ransom

Assistant Director

Office of Consumer Products

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Atlan Media Inc.
Amendment No. 1 to
Registration Statement on Form S-1
Filed June 10, 2016
File No. 333-211184

Dear Sir:

Prospectus Cover Page

Comment 1. We note your response to our prior comment 2. We also note your updated description of your business discloses that your platform “has exited beta testing, [is] operational and available for purchase. At this time [you] have 6 paying clients.” In an appropriate place in your prospectus, please elaborate upon your reference to your “6 paying clients” to explain how those clients have contributed to your results of operations in terms of revenues and an explanation as to how you have gone about obtaining clients to date so that investors can evaluate your present business performance. In this regard, we continue to believe that your operations are nominal.

Response 1. The Registration Statement has been updated under Management Discussion and Analysis to reflect the following: for the period from the day we launched to paying clients, until June 30 2016, our 6 clients have generated revenue of $119,250. These 6 clients contribute 100% to our revenue. Our first payment received to us by any client was on May 15, 2016. These clients were obtained through existing contacts of management, as well as through social networking on Linkedin & Crunchbase. We are members of various public groups that enable us to check offers and take in these social networks from advertising buyers. Based on the foregoing, and the reviewed financials included by our auditor, we do not believe the Company’s operations can be described as nominal.

Problem, page 3

Comment 2. We note that in response to our prior comment 3 you have revised your disclosure concerning the demand for your product. However, your disclosure still asserts that the market place is demanding a product like yours. Consequently, we reissue our prior comment. Please disclose whether this information is based upon management’s belief, industry data, reports/articles or any other source. If the statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief.

Response 2. The Registration Statement has been revised to reflect the following: the strong demand for our product as highlighted herein is based on management beliefs, our experience and knowledge within the marketplace, and feedback by potential clients via social networking properties such as Linkedin and Crunchbase, for a complete product with complete features without the additional expense of paying for ad serving. Management have also surmised there is a need for our platform versus current offerings as it includes all typical features found in advertising technology, within one platform, and without the presence of any upfront cost or lock in contract.

Dilution, page 14

Comment 3. We reviewed the revisions to your disclosure in response to comment 10. We note that dilution to investors is computed based on the net proceeds of the offering. As such, please revise the dilution table to also disclose the net proceeds from the offering assuming 100%, 75%, 50% and 25% of the shares are sold. In addition, please revise the following table to reflect the fair value assigned to shares held by selling shareholders as the amount of consideration paid. Please refer to Item 506 of Regulation S-K.

Response 3. The Registration Statement has been revised accordingly.

Business of the Issuer Description of Product or Services, page 20

Comment 4. We reviewed your response to our comment 13 and the revisions to your disclosure. We note you issued 9,000,000 shares of common stock to consultants that participated in the development of the ad serving platform and that fair value of the shares was expensed. Please tell us why you did not capitalize application development costs in accordance with the guidance in ASC 350-40.

Response 4. The 9,000,000 shares issued to consultants for the initial training and maintenance costs in April were accounted for as Postimplementation-Operation Stage 350-40-25-6, which states that Internal and external training costs and maintenance costs during the post implementation operation stage shall be expensed as incurred.

Management’s Discussion and Analysis, page 29

Comment 5. We reviewed your response to our comment 12 and the revisions to your disclosure. Please revise your disclosure in the fifth paragraph to clarify that you have taken advantage of the extended transition period provided by Section 107 of the JOBS Act and that the election is irrevocable.

Response 5. The Registration Statement has been revised accordingly to reflect that we have taken advantage of the extended transition period provided by Section 107 of the JOBS Act and that the election is irrevocable.

Results of Operations from Inception on April 1, 2016 to April 30, 2016, page 29

Comment 6. Please revise your disclosure here and elsewhere in the filing to clarify that the aggregate consideration for the issuance of 9,000,000 shares to selling shareholders was $162,896 rather than zero.

Response 6. The Registration Statement has been revised accordingly to reflect aggregate consideration of $162,896 rather than zero.

Plan of Operations, page 29

Comment 7. We reviewed your response to comment 19 and the revisions to your disclosure. Please expand your disclosure to quantify the costs associated with the development of the online support repository system, the establishment of new offices in New York and Hong Kong and to attain your goal to reach a customer base of 500 active clients, as previously requested. Please also disclose the timeline for opening the New York office.

Response 7. The Registration Statement has been revised under Management Discussion and Analysis to reflect the following: The Online Support Repository is a required feature for our success moving forward. Based on estimates from management who have extensive knowledge in budgeting for development; the estimated cost of developing and launching this repository is $30,000 USD. We have estimated a cost of $90,000 to lease, furnish and have ready an office in New York City. This is based off management research of the NYC Office Rental Market and likely furnishings. We plan to begin this in the first week October 2016. We have budgeted 4 weeks upon signing a lease to move in, furnish, and be ready to operate at a professional standard. We then plan to open our Asian office in Hong Kong. We will begin this from the first week of January 2017. We have estimated a cost of $100,000 to lease, furnish and have ready an office in Hong Kong city. This is based off management research of the Hong Kong SAR Office Rental Market and likely furnishings. The estimates to achieve 500 active clients is a cost-per-acquisition marketing model, whereby we pay for active leads, with a budget of $100 per client, or $50,000. Based in management’s extensive experience in this market, a price of $100 per paying client is very acceptable.

Note 2. Summary of Significant Accounting Practices General

Comment 8. We note your disclosure on page 29 and elsewhere in the offering circular that you began operations in a live environment and have six paying clients. Please disclose your revenue recognition accounting policies.

Response 8. The Registration Statement has been changed under Notes to the June 30, 2016 reviewed financial statements as follows: revenue is recognized when all of the following criteria are met: there is persuasive evidence of an arrangement; the product has been delivered or services have been rendered; the fee is fixed and determinable; and collectability is probable. We offer our customers a complete online system free of charge and earn a margin on our customer’s ad buys.

Exhibit 23.1

Comment 9. Please file a currently dated consent in an amendment prior to effectiveness of the registration statement.

Response 9. The Registration Statement has been updated to reflect a currently dated consent.

Sincerely,

ATLAN MEDIA, INC.

/s/ William Atlan

William Atlan

Chief Executive Officer